Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of KE Holdings Inc. (the “Company”). Prospective investors should read the listing document dated May 5, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiaries, whose interests may not necessarily be aligned with those of our Shareholders as a whole, will be in a position to exert significant influence over the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. For further information about the risks associated with our WVR structure, please refer to the section headed “Risk Factors – Risks Related to Our Shares and ADSs” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

KE Holdings Inc.

貝殼控股有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2423)

(NYSE Stock Ticker: BEKE)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Recent trading information in respect of the ADSs on the NYSE

and

Designated Dealer’s and Alternate Designated Dealer’s

respective designated dealer identity number

Joint Sponsors

The Company issues this announcement to provide details of the recent trading information in respect of the ADSs on the NYSE and the Designated Dealer’s and the Alternate Designated Dealer’s respective designated dealer identity number.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), and the formal notice dated May 5, 2022 (the “Formal Notice”) issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

INTRODUCTION

We refer to the Listing Document and the Formal Notice dated May 5, 2022 issued by the Company.

As at the date of this announcement, there are 3,793,220,806 ordinary shares issued and outstanding, comprising of 2,907,919,526 Class A ordinary shares and 885,301,280 Class B ordinary shares (including 727,407,230 Class B ordinary shares held by Propitious Global which will be converted into Class A ordinary shares immediately upon the completion of the Introduction).

RECENT TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NYSE

As disclosed in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong – Investor Education – Arrangements involving our Company and the Joint Sponsors” in the Listing Document, the Company and the Joint Sponsors will cooperate to inform the investor community in Hong Kong of, among other things, the recent trading information about the Company.

The following table sets out certain trading information in respect of the ADSs (each representing three Class A ordinary shares) on the NYSE, including the daily high, low, closing price and trading volume, for the trading days in NYSE from April 27, 2022 (i.e. the trading day of the NYSE immediately following the Latest Practicable Date) to May 4, 2022, being the trading day of the NYSE immediately before the date of this announcement:

	ADS Price
							Trading
	Day high		Day low		Closing Price		Volume	As %
		Equivalent		Equivalent		Equivalent	(in	of total
		to HK$		to HK$		to HK$	millions)	issued
Date	USD	per share	USD	per share	USD	per share	(ADSs)	shares
April 27, 2022	13.90	36.14	12.75	33.15	13.24	34.42	12.87	1.05%
April 28, 2022	13.31	34.60	12.38	32.19	13.31	34.60	9.05	0.74%
April 29, 2022	15.31	39.80	14.14	36.76	14.18	36.87	25.75	2.11%
May 2, 2022	14.73	38.30	13.99	36.37	14.51	37.72	7.48	0.61%
May 3, 2022	15.07	39.18	14.28	37.13	14.49	37.67	8.69	0.71%
May 4, 2022	14.55	37.83	13.24	34.41	14.41	37.46	10.20	0.83%

The above trading information is provided further to the disclosure in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document and is for reference purpose only. The trading price of the Class A ordinary shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the NYSE. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), and the Formal Notice issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

DESIGNATED DEALER’S AND ALTERNATE DESIGNATED DEALER’S DESIGNATED DEALER IDENTITY NUMBERS

As disclosed in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong – Bridging Arrangements” in the Listing Document, upon the Listing and during the Bridging Period (being a period of three months commencing on the Listing Date), the Designated Dealer, Goldman Sachs (Asia) Securities Limited, on its own account, will seek to undertake, or, under the circumstance that the trades cannot be undertaken by the Designated Dealer as a result of technical failures, request the Alternate Designated Dealer, China International Capital Corporation Hong Kong Securities Limited, to undertake certain trading activities in circumstances as described in that section. The Alternate Designated Dealer will only undertake trading activities at the request of the Designated Dealer.

Such arbitrage activities are expected to contribute to the liquidity of trading in the Class A ordinary shares in the Hong Kong market upon the Listing as well as reduce potential material divergence between the prices of Class A ordinary shares in the Hong Kong market and the prices of ADSs in the New York market.

Same as previously disclosed in the Formal Notice, the Designated Dealer and the Alternate Designated Dealer have each set up a designated dealer identity number, being 7685 and 7687, respectively, solely for the purposes of carrying out arbitrage trades, covered short-sales and other trades under this exercise in Hong Kong, in order to ensure identification and thereby enhance transparency of such trades in the Hong Kong market. Any change in such designated dealer identity number(s) will be disclosed as soon as practicable by way of announcement on both the Hong Kong Stock Exchange’s website at www.hkexnews.hk and the Company’s website at investors.ke.com on or before the first day of the Bridging Period.

FURTHER ANNOUNCEMENTS

Dealings in the Class A ordinary shares on the Hong Kong Stock Exchange are expected to commence on Wednesday, May 11, 2022. As stated in the section headed “Expected Timetable” in the Listing Document, the Company will release further daily announcements on the websites of the Hong Kong Stock Exchange and the Company on Friday, May 6, 2022, Monday, May 9, 2022, Tuesday, May 10, 2022 and not later than 8:30 a.m., Hong Kong time, on Wednesday, May 11, 2022 to disclose, among other things, the then previous trading day closing price of the ADSs representing our Class A ordinary shares on the NYSE.

The Company will, as soon as practicable and in any event no later than one business day before the Listing Date (Hong Kong time), release an announcement on the websites of the Hong Kong Stock Exchange and the Company to inform the investing public of (a) the number of Class A ordinary shares to be transferred to Hong Kong prior to the Listing; and (b) the total number of Class A ordinary shares which will be registered on the Hong Kong share register.

By Order of the Board
KE Holdings Inc.
Yongdong Peng
Chairman and Chief Executive Officer

Hong Kong, May 5, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Yongdong Peng, Mr. Yigang Shan, Mr. Tao Xu and Mr. Wangang Xu as the executive directors, Mr. Jeffrey Zhaohui Li as the non-executive director, and Ms. Xiaohong Chen, Mr. Hansong Zhu and Mr. Jun Wu as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.7996. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

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